Unified Series Trust

February 7, 2007

VIA EDGAR

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Unified Series Trust, Pre-Effective Amendment No. 1 on Form N-14
File No.: 333-100654
CIK: 0001199046
Accession Number: 0001035449-07-000148

Dear Mr. Stirling:

Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, Unified Series Trust (the "Trust") hereby requests the withdrawal of Pre-Effective Amendment No. 1 to the Trust's registration statement on Form N-14 filed with the Securities Exchange Commission on March 5, 2007. Pre-Effective Amendment No. 1 was incorrectly filed under File No. 333-100654. The amendment should have been filed under File No. 333-140169.

The Company further requests that:

1. The Commission find that the withdrawal of Pre-Effective Amendment No. 1 to the Company's registration statement on Form N-14 is consistent with the public interest and the protection of investors; and

2. The Commission consent to the withdrawal of Pre-Effective Amendment No. 1 and issue an order granting such withdrawal.

In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the President of the Trust, for and on behalf of the Company.

If you have any questions regarding this application for withdrawal, please call Michael Wible, counsel for the Company, at (614) 469-3297.

Very truly yours,

Unified Series Trust

By: _____________ _____

President